                                                FILED PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-67136

THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2002

PROSPECTUS SUPPLEMENT
(To prospectus dated August 27, 2001)

                                  $350,000,000

                              (OCEAN ENERGY LOGO)

                               Ocean Energy, Inc.

                            % Senior Notes Due 2007
                             ---------------------

     We will pay interest on the notes on each                , and
               . The first interest payment will be made on             , 2003.
The notes will mature on             , 2007.

     We may redeem the notes at our option, in whole or in part, at any time at a redemption price determined as set forth in this prospectus supplement. We are obligated to make an offer to repurchase the notes upon the occurrence of a rating decline of the notes below investment grade that is due to a change of control as set forth in this prospectus supplement. There is no sinking fund for the notes. The notes will be fully and unconditionally guaranteed by Ocean Energy, Inc., a Louisiana corporation, and our primary operating subsidiary.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                               PER NOTE      TOTAL
                                                               --------   ------------
Public Offering Price.......................................        %     $
Underwriting Discount.......................................        %     $
Proceeds to Us (before expenses)............................        %     $

Interest on the notes will accrue from September   , 2002.

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York
on September   , 2002.

                             ---------------------

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                             ---------------------

BMO NESBITT BURNS
           BNP PARIBAS
                       BNY CAPITAL MARKETS, INC.
                                  CREDIT LYONNAIS SECURITIES
                                            DEUTSCHE BANK SECURITIES
                                                   SCOTIA CAPITAL
                                                           TD SECURITIES
September   , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE UNDERWRITERS ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT AND THAT THE INFORMATION WE PREVIOUSLY FILED WITH THE COMMISSION AND INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
THE COMPANY...........................   S-1
RECENT DEVELOPMENTS...................   S-1
USE OF PROCEEDS.......................   S-1
CAPITALIZATION........................   S-2
SELECTED HISTORICAL DATA..............   S-3
SELECTED HISTORICAL RESERVE AND
  PRODUCTION DATA.....................   S-4

                                        PAGE
                                        ----
  DESCRIPTION OF THE NOTES............  S-5
  UNDERWRITING........................  S-9
  VALIDITY OF THE NOTES...............  S-11
  EXPERTS.............................  S-11

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
WHERE YOU CAN FIND MORE INFORMATION...    1
CAUTIONARY STATEMENT ABOUT
  FORWARD-LOOKING STATEMENTS..........    2
THE COMPANY...........................    2
USE OF PROCEEDS.......................    2
RATIOS OF EARNINGS TO FIXED CHARGES
  AND EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS...........    3
DESCRIPTION OF DEBT SECURITIES........    3

                                        PAGE
                                        ----
DESCRIPTION OF GUARANTEES.............   14
DESCRIPTION OF CAPITAL STOCK..........   15
DESCRIPTION OF DEPOSITARY SHARES......   18
DESCRIPTION OF WARRANTS...............   20
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................   22
PLAN OF DISTRIBUTION..................   23
LEGAL MATTERS.........................   24
EXPERTS...............................   24

                                  THE COMPANY

     Ocean Energy, Inc. is an independent energy company engaged in the exploration, development and production of crude oil and natural gas. Our North American operations are focused primarily in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, Permian Basin, Arklatex, Anadarko, East Texas and Gulf Coast areas. Internationally, we conduct oil and gas activities in Equatorial Guinea, Cote d'lvoire, Angola, Egypt, Tatarstan, Brazil and Indonesia. Substantially all of our operations are conducted through our principal subsidiary, Ocean Energy, Inc. (a Louisiana corporation), and its subsidiaries.

     As of December 31, 2001, we had proved gas reserves of approximately 1,776 Bcf and proved oil reserves of approximately 305 MMBbl, which collectively represented approximately 601 MMBOE.

                              RECENT DEVELOPMENTS

     On September 9, 2002, Ocean announced that it would discontinue current exploratory activities on its blocks in the Arabian Sea offshore Pakistan and on Block 19 in the Lower Congo Basin offshore Angola. After satisfying contractual obligations, the decision will result in an approximate $76 million impairment for the quarter ending September 30, 2002 ($50 million after tax), of which $70 million will be non-cash. Ocean plans to continue activities on its other blocks in Angola, including the drilling of an exploratory well on Block 24 in the fourth quarter 2002 and the acquisition of seismic data on Block 10 in early 2003.

     On July 15, 2002, pursuant to call provisions, we repurchased all of the remaining outstanding balance, approximately $175 million, of our 8 7/8% Senior Subordinated Notes due July 2007. In connection with this repurchase, we will record an after-tax extraordinary loss of approximately $6.5 million during third quarter 2002. The extraordinary loss is net of a current tax benefit of approximately $3.5 million. The repurchase of these notes was funded with borrowings under our revolving credit facility.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes are estimated to be
approximately $     million, after deducting estimated underwriting discounts
and commissions and expenses associated with this offering. We intend to use these proceeds to repay borrowings outstanding under our $1 billion revolving credit facility. As of September 17, 2002, borrowings outstanding under our credit facility totalled approximately $400 million and carried a weighted average interest rate of approximately 3.1%. This credit facility matures in May 2006.

                                 CAPITALIZATION

     The following table sets forth cash and cash equivalents and capitalization as of June 30, 2002, on a historical basis and as adjusted to give effect to the issuance and sale of the notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                   JUNE 30, 2002
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and Cash Equivalents...................................  $   31,349   $   46,299(1)
                                                              ==========   ==========
Long Term Debt..............................................  $1,389,516   $1,414,790(2)
                                                              ----------   ----------
Stockholders' Equity
  Preferred stock ($1.00 par value, 10,000,000 shares
     authorized; 50,000 shares issued)......................          50           50
  Common stock ($0.10 par value, 520,000,000 shares
     authorized; 178,372,459 shares issued).................      17,837       17,837
  Additional paid-in capital................................   1,627,075    1,627,075
  Accumulated deficit.......................................     (47,554)     (54,054)
  Less: treasury stock at cost; 2,553,625 shares............     (34,834)     (34,834)
  Less: deferred compensation and other.....................     (19,540)     (19,540)
  Accumulated other comprehensive income....................      (8,959)      (8,959)
                                                              ----------   ----------
          Total Stockholders' Equity........................   1,534,075    1,527,575
                                                              ----------   ----------
          Total Capitalization..............................  $2,923,591   $2,942,365
                                                              ==========   ==========

---------------

(1) Includes approximately $14.95 million of net proceeds from this offering to be used to repay indebtedness incurred since June 30, 2002 under our revolving credit facility. See "Recent Developments" and "Use of Proceeds."

(2) Does not include as of September 17, 2002 approximately $75 million in net additional borrowings since June 30, 2002.

                            SELECTED HISTORICAL DATA

     The following table presents selected financial data for Ocean for each of the periods indicated. The selected financial data for each of the years ended December 31, 2001, 2000 and 1999 has been derived from our audited consolidated financial statements which are incorporated by reference to this prospectus supplement. The selected financial data presented as of and for each of the six months ended June 30, 2002 and 2001 has been derived from our unaudited consolidated financial statements, which in our management's opinion, includes all normal recurring adjustments necessary to fairly present this information. The results of operations for the six months ended June 30, 2002 should not be regarded as indicative of expected results for the full year. This selected financial data includes the effect of the merger between Ocean Energy, Inc. and Seagull Energy Company since March 30, 1999 and should be read in conjunction with our financial statements and notes thereto which are incorporated by reference to this prospectus supplement.

                                   SIX MONTHS ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                   -------------------------   ------------------------------------
                                      2002          2001          2001         2000         1999
                                   -----------   -----------   ----------   ----------   ----------
                                           (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues.........................  $  508,318    $  759,096    $1,255,466   $1,073,554   $  757,565
Net income (loss) from continuing
  operations(1)..................  $   68,950    $  207,391    $  277,755   $  213,203   $  (21,552)
Earnings (loss) from continuing
  operations per share:
Basic............................  $     0.39    $     1.22    $     1.61   $     1.26   $    (0.16)
Diluted..........................  $     0.38    $     1.16    $     1.55   $     1.22   $    (0.16)
Cash dividends declared on common
  stock (per share)..............  $     0.08    $     0.08    $     0.16   $     0.04   $       --
OTHER DATA:
EBITDA(2)........................  $  328,247    $  590,664    $  917,471   $  787,877   $  497,950
Capital expenditures.............  $  307,270    $  398,073    $  876,946   $  577,518   $  369,026
Acquisitions, net of cash
  acquired.......................  $        3    $  303,478    $  305,227   $    5,598   $  991,409
Net cash provided by operating
  activities before changes in
  operating assets and
  liabilities....................  $  300,900    $  527,404    $  824,285   $  694,310   $  336,148
Net cash provided by operating
  activities.....................  $  172,784    $  522,781    $  860,802   $  585,706   $  333,751
Ratio of EBITDA to interest
  expense........................        11.3x         17.3x         14.6x        10.5x         4.7x
Ratio of earnings to fixed
  charges(3).....................         2.7x          7.5x          5.2x         3.8x          --
Ratio of earnings to fixed
  charges and preferred stock
  dividends(4)...................         2.6x          7.1x          4.9x         3.6x          --
BALANCE SHEET DATA (END OF
  PERIOD):
Total assets.....................  $3,627,894    $3,325,218    $3,469,178   $2,890,400   $2,783,143
Long-term debt...................  $1,389,516    $1,194,924    $1,282,981   $1,032,564   $1,333,410
Stockholders' equity.............  $1,534,075    $1,385,360    $1,472,436   $1,152,688   $  947,695

---------------

(1) Includes after-tax impairments of $13 million and $43 million in the years ended December 31, 2000 and 1999, respectively; and after-tax merger and integration costs of $2 million and $31 million in the years ended December 31, 2000 and 1999, respectively.

(2) EBITDA represents earnings from continuing operations before deduction for federal and state taxes, interest expense, depreciation, depletion and amortization expense. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included herein because management believes that some investors find it to be a useful analytical tool. Other companies may calculate EBITDA differently, and we cannot assure you that such figures are comparable with similarly-titled figures for such other companies. In 1999 and 2000, EBITDA excludes the impact of approximately $46.4 million and $20.1 million, respectively, in impairments and approximately $49.6 million and $3.3 million, respectively, in merger and integration costs.

(3) Earnings to cover fixed charges were insufficient by $63.0 million for the year ended December 31, 1999.

(4) Earnings to cover fixed charges and preferred stock dividends were insufficient by $66.2 million for the year ended December 31, 1999.

                SELECTED HISTORICAL RESERVE AND PRODUCTION DATA

                                                                       YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                               2001             2000              1999
                                                          --------------   ---------------   --------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
PROVED RESERVES:
  Oil and NGL (MBbl)...................................        304,793           221,645          183,799
  Gas (MMcf)...........................................      1,776,241         1,430,856        1,387,187
  Equivalent barrels (MBOE)............................        600,833           460,121          414,997
  Percent natural gas..................................             49%               52%              56%
  Percent developed....................................             57%               54%              69%
PRODUCT PRICES (AT DECEMBER 31):
  Oil (per Bbl)........................................     $    17.23       $     22.97       $    23.33
  Gas (per Mcf)........................................     $     2.64       $      8.81       $     2.04
FUTURE NET CASH FLOWS (BEFORE INCOME TAXES)
  (AT DECEMBER 31)(1):
  Undiscounted.........................................     $5,714,491       $14,280,599       $4,452,955
  Discounted...........................................     $3,406,434       $ 8,488,368       $2,951,853
RESERVE ADDITIONS (MBOE):
  Purchases of reserves in place.......................         43,052             1,193          196,736
  Extensions and discoveries...........................        130,432            87,245           43,040
  Revisions of previous estimates......................         37,439            44,904           25,666
                                                            ----------       -----------       ----------
          Total additions..............................        210,923           133,342          265,442
                                                            ==========       ===========       ==========

---------------

(1) These estimates were computed by applying year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing operating conditions, in accordance with guidelines established by the Securities and Exchange Commission. Because the disclosure requirements are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. These estimates should not be viewed as an estimate of fair market value.

                                                    SIX MONTHS ENDED
                                                        JUNE 30,        YEAR ENDED DECEMBER 31,
                                                    -----------------   ------------------------
                                                     2002      2001      2001     2000     1999
                                                    -------   -------   ------   ------   ------
NET DAILY PRODUCTION:
  Oil and NGL (MBbl)..............................      80        75        75       68       74
  Gas (MMcf)......................................     403       451       443      407      423
AVERAGE SALES PRICE: (1)
  Oil and NGL (per Bbl)...........................  $20.28    $23.64    $21.48   $25.51   $17.38
  Gas (per Mcf)...................................  $ 2.81    $ 5.75    $ 4.18   $ 3.85   $ 2.21
AVERAGE SALES PRICE INCLUDING THE IMPACT OF
  FINANCIAL DERIVATIVES: (1)
  Oil and NGL (per Bbl)...........................  $20.30    $21.26    $20.23   $22.11   $15.33
  Gas (per Mcf)...................................  $ 2.93    $ 5.76    $ 4.33   $ 3.54   $ 2.23
ALL-IN COSTS PER BOE:
  Operating expenses (2)..........................  $ 6.02    $ 5.63    $ 5.64   $ 5.18   $ 4.54
  General and administrative......................    0.70      0.53      0.56     0.58     0.42
  Interest expense................................    1.09      1.26      1.15     1.52     2.00
  Depreciation, depletion and amortization........    6.51      6.48      6.45     6.28     6.03
                                                    ------    ------    ------   ------   ------
  All-in costs....................................  $14.32    $13.90    $13.80   $13.56   $12.99
                                                    ======    ======    ======   ======   ======

---------------

(1) Average sales prices are before deduction of production, severance, and other taxes and transportation expenses.

(2) Operating expenses represent costs incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, workover expenses, labor, materials, supplies, property taxes, insurance, severance taxes, transportation expenses and general operating expenses.

                            DESCRIPTION OF THE NOTES

     We will issue the notes under the senior indenture, dated as of September 28, 2001, among Ocean, Ocean Energy, Inc. (a Louisiana corporation) and The Bank of New York, as trustee. The notes constitute senior debt securities, as described in the accompanying prospectus, and will contain all of the terms applicable to senior debt securities described in the accompanying prospectus under the heading "Description of Debt Securities." The notes will also contain the additional covenants and provisions as described below.

GENERAL

     We will issue the notes as a series of senior debt securities under the
senior indenture. The notes will bear interest at   % per year from the date of
original issuance, or the most recent interest payment date to which interest has been paid or for which it has been duly provided. Interest is payable twice
a year to holders of record at the close of business on                or
               immediately preceding the interest payment date. Interest payment
dates will be                and                of each year, beginning
               , 2003. The amount of interest payable will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on
               , 2007. The notes are redeemable at our option as described below under "-- Optional Redemption." We are obligated to make an offer to repurchase the notes upon the occurrence of a rating decline of the notes below investment grade that is due to a change of control, as described below under "Change of Control Offer." The notes are not subject to any sinking fund.

     We will issue the notes only in fully-registered form in denominations of $1,000 and integral multiples. The notes will be issued in book-entry form through the facilities of The Depository Trust Company, also referred to as DTC. Transfers or exchanges of beneficial interests in the notes may be effected only through records maintained by DTC or its nominee. Settlement and secondary trading in the notes will be in same-day funds. Payments of principal, premium, if any, and interest will be made to DTC as described in accompanying prospectus. See "Description of Debt Securities -- Global Securities" in the accompanying prospectus.

GUARANTEES

     Initially, Ocean's subsidiary, Ocean Energy, Inc., a Louisiana corporation and a restricted subsidiary, will fully and unconditionally guarantee our obligations to pay principal of, premium, if any, and interest on the notes. The senior indenture provides that, if any restricted subsidiary guarantees the payment of any of the indebtedness of Ocean following the original issue date of the notes, including after a previous release of guarantee of the notes by such restricted subsidiary as described below, then we will cause the notes to be equally and ratably guaranteed by such restricted subsidiary on a pari passu or senior basis. Any guarantee is subject to release in certain circumstances, as described below.

     Any guarantee will be a senior unsecured obligation of the subsidiary guarantor providing the guarantee, rank pari passu in right of payment with all existing and future pari passu indebtedness of such subsidiary guarantor, except to the extent of collateral securing such pari passu indebtedness, and rank senior to all existing and future subordinated indebtedness of such subsidiary guarantor. The senior indenture provides that if, following the original issue date of the notes, any of our restricted subsidiaries guarantees subordinated indebtedness of Ocean, such guarantee must be expressly subordinated in right of payment to the guarantee of the notes by such restricted subsidiary.

     The obligations of any subsidiary guarantor are limited to the amount as will, after giving effect to all other contingent and fixed liabilities of the subsidiary guarantor and after giving effect to any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of such other subsidiary guarantor under its guarantee or pursuant to its contribution obligations under applicable indentures, result in the obligations of such subsidiary guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Any subsidiary guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the adjusted net assets of each subsidiary guarantor.

     The senior indenture provides that, subject to the next succeeding paragraph, no subsidiary guarantor may consolidate or merge with or into (whether or not the subsidiary guarantor is the survivor) another entity unless
(1) the entity formed by or surviving any such consolidation or merger (if other than the subsidiary guarantor) assumes all the obligations of the subsidiary guarantor pursuant to a supplemental indenture, in a form reasonably satisfactory to the trustee, under the notes and senior indenture, and (2) immediately after such transaction, no default or Event of Default exists. The foregoing will not prohibit a merger between subsidiary guarantors or a merger between Ocean and a subsidiary guarantor.

     The senior indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any subsidiary guarantor, or a sale or other disposition of all of the capital stock or other ownership interests of any subsidiary guarantor, in each case by way of merger, consolidation or otherwise, then such subsidiary guarantor (in the event of such a sale or other disposition of all the capital stock or other ownership interests of such subsidiary guarantor) or the subsidiary guarantor and the person or entity acquiring the property (in the event of such a sale or other disposition of all or substantially all of the assets of such subsidiary guarantor) will be released and relieved of any obligations under its guarantee. In addition, the senior indenture provides that if, at any time while any of the notes remain outstanding, none of our then outstanding indebtedness (other than the notes) is guaranteed by any subsidiary guarantor, such subsidiary guarantor shall be automatically and unconditionally released, discharged and relieved of any obligations under its guarantee (which shall be terminated and cease to have any force and effect).

     Upon a discharge or defeasance of Ocean's obligations with respect to the notes as described in the accompanying prospectus, the obligations of any subsidiary guarantor under any guarantee of the notes will be terminated.

OPTIONAL REDEMPTION

     The notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) on such notes, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus basis points, plus accrued interest on the principal amount being redeemed to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the arithmetic average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before such redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not available or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

     "Reference Treasury Dealer" means Goldman, Sachs & Co. or Merrill Lynch & Co. and their respective successors; provided, however, that if any such entity ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefore another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day before such redemption date.

     "Remaining Scheduled Payments" means, the remaining scheduled payments of the principal of the notes to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

     If less than all of the notes are to be redeemed, the trustee will select, in a manner it deems appropriate and fair, which notes will be redeemed.

CHANGE OF CONTROL OFFER

     Upon the occurrence of a Change of Control Triggering Event (as hereinafter defined), we will be obligated to make an offer to purchase all of the then outstanding notes (a "Change of Control Offer"), and will purchase, on a business day (the "Change of Control Purchase Date") not more than 70 nor less than 30 days following the Change of Control Triggering Event, all of the then outstanding notes validly tendered pursuant to such Change of Control Offer, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, we will, not later than the 30th day after the Change of Control Triggering Event, mail to each holder of notes a notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that such holders must follow to accept the Change of Control Offer.

     If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control Purchase Price for all of the notes that might be delivered by holders of notes seeking to accept the Change of Control Offer. The indentures governing certain of our existing senior notes and senior subordinated notes obligate us to make offers to purchase such indebtedness upon a Change of Control or similar event. In addition, a Change of Control would be an event of default under our existing revolving credit facility. If on a Change of Control Purchase Date we do not have available funds sufficient to pay the Change of Control Purchase Price, a default would occur on the notes.

     We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer at the same purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

     We intend to comply with Rule 14e-l under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder, if applicable, if a Change of Control Triggering Event occurs and we are required to purchase the notes as described above. The existence of a holder's right to require us to repurchase our notes upon a Change of Control Triggering Event may deter a third party from acquiring Ocean in a transaction that would result in a Change of Control Triggering Event.

     "Change of Control" means the occurrence of any of the following events:
(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our total Voting Stock; (b) we merge with or into or consolidate with another person and, immediately after giving effect to the merger or consolidation, (A) less than 50% of the total voting power of the outstanding Voting Stock of the surviving or resulting person is then "beneficially owned" (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by (x) our stockholders immediately prior to such merger or consolidation, or (y) if a record date has been set to determine the stockholders entitled to vote with respect to such merger or consolidation, our stockholders as of such record date and (B) any "person" or "group" (as defined in Section 13(d) (3) or 14(d) (2) of the Exchange Act) has become the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the surviving or resulting person; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or (d) our liquidation or dissolution.

     "Change of Control Triggering Event" means the first occurrence of both a Change of Control and a related Rating Decline.

     "Investment Grade" means (i) with respect to Moody's Investor Services, a rating of at least Baa3 (or equivalent successor category); (ii) with respect to Standard & Poor's, a rating of at least BBB- (or equivalent successor category); and (iii) with respect to another Rating Agency, a rating that is at least the equivalent of the category specified in clause (i) or (ii), as applicable, for the Rating Agency for which such Rating Agency has been substituted.

     "Rating Agency" means each of Standard & Poor's and Moody's Investor Services, or if Standard & Poor's or Moody's Investor Services or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for Standard & Poor's or Moody's Investor Services, or both, as the case may be.

     "Rating Decline" means with respect to each of the two Rating Agencies there has been either (i) a reduction in the rating of the notes by such Rating Agency to a rating that is not Investment Grade or (ii) a withdrawal of the rating of the notes by such Rating Agency; provided, however, that any such reduction or withdrawal by a Rating Agency (x) occurs not later than the date 30 days following the date of public notice of the occurrence of a Change of Control and (y) is due to such Change of Control.

     "Voting Stock" means any class or classes of capital stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

ADDITIONAL NOTES

     The notes initially will be limited in aggregate principal amount to $350 million. We may, without the consent of the holders, issue additional notes under the senior indenture, having the same ranking and the same interest, maturities and other terms as the notes. Any additional notes may, together with the notes offered hereby, constitute a single series of notes under the senior indenture and have the same CUSIP number as the notes offered hereby. In September 2001, we issued 7 1/4% Senior Notes due 2011 in an aggregate principal amount of $350 million under the senior indenture.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in a purchase
agreement dated September   , 2002, we have agreed to sell to the underwriters
named below, the following respective principal amounts of the notes:

                                                                PRINCIPAL
                        UNDERWRITER                               AMOUNT
                        -----------                            ------------
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BMO Nesbitt Burns Corp. ....................................
BNP Paribas Securities Corp. ...............................
BNY Capital Markets, Inc. ..................................
Credit Lyonnais Securities (USA) Inc. ......................
Deutsche Bank Securities Inc. ..............................
Scotia Capital (USA), Inc. .................................
TD Securities (USA) Inc. ...................................
                                                               ------------
          Total.............................................   $350,000,000
                                                               ============

     The purchase agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The purchase agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling
group members at that price less a selling concession of   % of the principal
amount per note. The underwriters and selling group members may allow a discount
of   % of the principal amount per note on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

     We estimate that our out of pocket expenses for this offering will be
approximately $     .

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The underwriters and/or their affiliates have acted as lenders, and provided investment and commercial banking and other related services, to us and our affiliates in the ordinary course of business and may do so in the future. The underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses in connection with such loans and other services. All of the underwriters or their commercial banking affiliates are participants in our $1 billion revolving credit facility and, in the aggregate, will receive a portion of the net proceeds of this offering of notes in accordance with their relative participation in our revolving credit facility. Because more than 10% of the net proceeds of the offering will be paid to the underwriters or their affiliates, this offering is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.'s Conduct Rules. In addition, one of the underwriters, BNY Capital Markets, Inc., is an affiliate of The Bank of New York, the trustee under the indenture relating to the notes.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for Ocean by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the notes will be passed upon for the underwriters by King & Spalding, Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Ocean Energy, Inc. and its subsidiaries as of December 31, 2001, 2000 and 1999, and for the years then ended, have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                               OCEAN ENERGY, INC.

                                 $1,000,000,000

                                DEBT SECURITIES
                         GUARANTEES OF DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                             ---------------------

     We may offer and sell securities from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering, with a total initial offering price of up to $1,000,000,000. Any debt securities we issue under this prospectus may be guaranteed by our Louisiana subsidiary that is also named Ocean Energy, Inc.

     We will provide specific terms of the securities to be sold by us, including any guarantee by our subsidiary, and the methods by which we will sell them in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering. We may sell the securities directly or we may distribute them through underwriters or dealers. Our common stock is listed for trading on the New York Stock Exchange under the symbol "OEI".

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                   This prospectus is dated August 27, 2001.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................     1
WHERE YOU CAN FIND MORE INFORMATION.........................     1
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS.......     2
THE COMPANY.................................................     2
USE OF PROCEEDS.............................................     2
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS.....................     3
DESCRIPTION OF DEBT SECURITIES..............................     3
DESCRIPTION OF GUARANTEES...................................    14
DESCRIPTION OF CAPITAL STOCK................................    15
DESCRIPTION OF DEPOSITARY SHARES............................    18
DESCRIPTION OF WARRANTS.....................................    20
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................    22
PLAN OF DISTRIBUTION........................................    23
LEGAL MATTERS...............................................    24
EXPERTS.....................................................    24

                             ABOUT THIS PROSPECTUS

     This prospectus is part of registration statements that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http:// www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available at the office of the New York Stock Exchange. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities described in this prospectus:

          (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the SEC on March 21, 2001;

          (b) Our Quarterly Reports on Form 10-Q filed with the SEC on May 3, 2001 and August 2, 2001;

          (c) Our Current Reports on Form 8-K filed with the SEC on March 22, 2001 and May 14, 2001;

          (d) The description of our common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on May 23, 2001 as amended by the amendment thereto filed with the SEC on July 30, 2001; and

          (e) The description of our Series A Junior Participating Preferred Stock and related rights contained in the Registration Statement on Form 8-A/A filed with the SEC on May 23, 2001.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

                               OCEAN ENERGY, INC.
                            1001 FANNIN, SUITE 1600
                              HOUSTON, TEXAS 77002
                         ATTENTION: CORPORATE SECRETARY
                                 (713) 265-6000

     You should rely only on the information incorporated by reference or provided by us in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in the documents we incorporate by reference. All statements other than statements of historical fact included in this document, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations are forward-looking statements.

     Although we believe that such forward-looking statements are based on reasonable assumptions, we give no assurance that our expectations will in fact occur. Important factors could cause actual results to differ materially from those in the forward-looking statements, including factors identified in our periodic reports incorporated herein by reference. Forward-looking statements are subject to risks and uncertainties and include information concerning general economic conditions and possible or assumed future results of operations, estimates of oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures, our realization of deferred tax assets, the level of future expenditures for environmental costs, and our management's strategies, plans and objectives.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                  THE COMPANY

     We are an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. Our North American operations are focused primarily in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, the Permian Basin, Arklatex, Anadarko, East Texas and the Gulf Coast areas. Internationally, we conduct our oil and gas activities in Equatorial Guinea, Cote d'Ivoire, Angola, Egypt, Tatarstan, Brazil, Pakistan, and Indonesia. Our principal executive offices are located at 1001 Fannin, Suite 1600, Houston, Texas 77002.

                                USE OF PROCEEDS

     Unless we specify otherwise in a prospectus supplement, the net proceeds from the sale of securities we offer will be used for general corporate purposes. These purposes may include, but are not limited to:

     - reduction or refinancing of debt or other corporate obligations;

     - acquisitions;

     - capital expenditures; and

     - working capital.

     Until so utilized, we may initially invest such net proceeds in interest bearing time deposits or short-term marketable securities.

     RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     Our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

                                              YEAR ENDED DECEMBER 31,          SIX MONTHS
                                          --------------------------------   ENDED JUNE 30,
                                          1996   1997   1998   1999   2000        2001
                                          ----   ----   ----   ----   ----   --------------
Ratio of earnings to fixed charges......  2.5    2.4     --     --    3.8         7.5
Ratio of earnings to fixed charges and
  preferred stock dividends.............  2.4    2.4     --     --    3.6         7.1

---------------

     - "Earnings" consists of income (loss) from continuing operations before income taxes, plus interest expense on all indebtedness and an assumed interest portion of rent expense,

     - "Fixed charges" consist of interest (whether expensed or capitalized) and that portion of rentals considered to be representative of the interest factor, and

     - "Fixed charges and preferred stock dividends" represent fixed charges (as described above) and our preferred stock dividend requirements adjusted to a pre-tax basis.

     Earnings to cover fixed charges were insufficient by $63.0 million and $646.0 million for the years ended December 31, 1999 and 1998, respectively. Earnings to cover fixed charges and preferred stock dividends were insufficient by $66.2 million and $646.3 million for the years ended December 31, 1999 and 1998, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be issued under either a senior indenture or a senior subordinated indenture to be entered into between us and The Bank of New York, as trustee. An indenture is a contract between us and the applicable trustee. A trustee serves two principal roles:

     - the trustee can enforce your rights against us if an Event of Default described below occurs, and

     - the trustee performs various administrative duties.

     The following description is a summary of selected provisions relating to the debt securities and the indentures. The summary is not complete. We have filed the forms of indentures as exhibits to the registration statement of which this prospectus is a part. You should not rely on this summary, because the indentures and not this summary define your rights as a holder of the debt securities. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply or may be varied. Capitalized terms used in the summary have the meanings specified in the indentures.

GENERAL

     Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The indentures do not limit the total principal amount of debt securities that we can issue. We may issue the debt securities in one or more series as we may authorize from time to time. We may issue the debt securities separately, upon the exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit.

     We currently conduct substantially all of our operations through subsidiaries, and the holders of debt securities (whether senior or subordinated debt securities) will be effectively subordinated to the creditors of our subsidiaries except to the extent of any guarantee issued by our subsidiaries with respect to such debt securities as described in the applicable prospectus supplement. This means that creditors of our subsidiaries will have a claim to the assets of our subsidiaries that is superior to the claim of our creditors, including holders of our debt securities. Except to the extent set forth in the applicable prospectus supplement, the debt securities will not contain any covenants or other provisions that are intended to afford holders of the debt securities special protection in the event of either a change of control or highly leveraged transaction involving us. The indentures also do not limit the aggregate amount of unsecured indebtedness that we or our subsidiaries may incur or limit the payment of dividends or the acquisition of our stock.

     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities,

     - classification as senior debt securities or subordinated debt securities, aggregate principal amount, purchase price and denomination,

     - the date or dates on which the debt securities will mature,

     - the interest rate or rates (or the method by which such will be determined), and the date or dates from which such interest, if any, will accrue,

     - the date or dates on which such interest, if any, will be payable and the applicable record dates to determine holders entitled to payment,

     - the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the debt securities will be payable and the place or places where the debt securities may be presented for transfer,

     - the right, if any, or obligation, if any, of Ocean to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices (or the method by which such price or prices will be determined, or both) at which, the form or method of payment therefor if other than in cash and the terms and conditions upon which the debt securities will be redeemed, repaid or purchased pursuant to any such obligation,

     - any provision relating to the issuance of the debt securities at an original issue discount, including amounts payable upon acceleration thereof if other than the principal amount and the rates at which original issue discount shall accrue,

     - if the amounts of payments of principal of, premium, if any, and interest on the debt securities are to be determined with reference to an index, the manner in which such amounts shall be determined,

     - any applicable United States federal income tax consequences,

     - the aggregate amount of outstanding indebtedness as of the most recent practicable date that would be senior to the subordinated debt securities,

     - any right or obligation of debt securities to convert or exchange the debt securities into or for other securities or property and the terms and conditions governing such conversion or exchange,

     - the currency in which we will pay principal, premium and interest on the debt securities if other than the United States dollar,

     - the terms of any guarantee of the debt securities,

     - the terms of any repurchase or remarketing rights of third parties, and

     - any other specific terms of the debt securities, including any deleted, modified or additional events of default, remedies or covenants provided with respect to such debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES

     Except as provided in an applicable prospectus supplement, the following terms have the meanings set forth below for purposes of the indentures and the senior and subordinated debt securities. For purposes of the following discussion, Ocean Energy, Inc. is referred to as the "Ocean."

     "Subsidiary" of any person means (i) any person of which at the time of such determination more than 50% of the outstanding voting stock of which is owned or controlled, directly or indirectly, by such person or one or more of the Subsidiaries of that person or a combination thereof, and (ii) any other person in which such person or one or more of the Subsidiaries of that person (or a combination thereof) has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity. For the purposes of this definition, "voting stock" means stock of the class or classes which under ordinary circumstances has voting power to elect at least a majority of the members of the board of directors, managers or trustees of such corporation, provided that stock that carries only the right to vote conditionally upon the occurrence of an event shall not constitute voting stock whether or not such event shall have occurred.

     "Principal Property" means any real property, manufacturing plant, processing plant, pipeline, office building, warehouse or other physical facility, or any other like depreciable or depletable asset of Ocean or of any Restricted Subsidiary, whether owned at the date of the applicable indenture or thereafter acquired (other than any facility thereafter acquired for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution), that in the opinion of the Board of Directors of Ocean is of material importance to the total business conducted by Ocean and its Restricted Subsidiaries, as a whole; provided, however, that any such property shall not be deemed a Principal Property if such property does not have a fair value in excess of 3% of the total assets included on a consolidated balance sheet of Ocean and its Restricted Subsidiaries prepared in accordance with generally accepted accounting principles consistently applied.

     "Restricted Subsidiary" means (a) any currently existing Subsidiary whose principal assets and business are located in the United States or Canada, except certain sales financing, real estate and other Subsidiaries so designated, and
(b) any Subsidiary that is designated by Ocean to be a Restricted Subsidiary.

     "Secured Debt" means indebtedness for money borrowed by Ocean or a Restricted Subsidiary (other than indebtedness owed by a Restricted Subsidiary to Ocean, by a Restricted Subsidiary to another Restricted Subsidiary or by Ocean to a Restricted Subsidiary), that in any such case is secured by (a) a mortgage or other lien on any Principal Property of Ocean or a Restricted Subsidiary or (b) a pledge, lien or other security interest on any shares of stock or indebtedness of a Restricted Subsidiary. The amount of Secured Debt at any time outstanding shall be the amount then owing thereon by Ocean or a Restricted Subsidiary.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets included on a consolidated balance sheet of Ocean and its Restricted Subsidiaries, less applicable reserves and other properly deductible items and after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all in accordance with generally accepted accounting principles consistently applied.

     "Sale and Leaseback Transaction" means the sale or transfer by Ocean or a Restricted Subsidiary of any Principal Property owned by it that has been in full operation for more than 120 days prior to such sale or transfer with the intention of taking back a lease on such property (other than a lease not exceeding 36 months) where the use by Ocean or such Restricted Subsidiary of such property will be discontinued on or before the expiration of the term of such lease.

     Limitations on Sale and Leaseback Transactions. Unless otherwise specified in the applicable prospectus supplement, at such time as any series of debt securities has been issued and is outstanding, Sale and Leaseback Transactions are prohibited unless (a) Ocean or the Restricted Subsidiary owning the relevant Principal Property would be entitled to incur Secured Debt equal to the amount realizable upon the sale or transfer of the property to be so leased secured by a mortgage on such property without equally and ratably securing such debt securities or (b) an amount equal to the value of the property so leased is applied to the retirement (other than mandatory retirement) of the debt securities of such series or certain other funded indebtedness of Ocean and its Restricted Subsidiaries ranking prior to or on a parity with the debt securities within 120 days of the effective date of any such arrangement.

     Events of Default. Unless otherwise specified in the applicable prospectus supplement, an Event of Default means, with respect to any series of debt securities:

     - default in the payment of any installment of interest upon any of the debt securities of such series when due, continued for 30 days,

     - default in the payment of principal of or premium, if any, with respect to debt securities of such series when due,

     - default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to debt securities of such series when due,

     - default in the performance of any other covenant of Ocean applicable to debt securities of such series, continued for 60 days after written notice to Ocean by the trustee or to Ocean and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding, and

     - certain events of bankruptcy, insolvency or reorganization relating to Ocean or any subsidiary guarantor of that series.

     If any Event of Default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of the relevant series then outstanding, by notice in writing to Ocean (and to the trustee, if given by the holders), may declare the principal (or, in the case of any series of debt securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the debt securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding, by notice in writing to Ocean and the trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived.

     Each indenture provides that no holder of any series of debt securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such indenture, unless

     - such holder previously shall have given to the trustee written notice of default and of the continuance thereof,

     - the holders of not less than 25% in aggregate principal amount of such series of debt securities then outstanding shall have made written request to the trustee to institute such suit, action or proceeding and shall have offered to the trustee such reasonable indemnity as it may require with respect thereto, and

     - the trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the subordinated debt securities, the right of any holder of any debt security to receive payment of the principal of, premium, if any, or interest, if any, on such debt security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder.

     The holders of a majority in aggregate principal amount of the debt securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that the trustee may decline to follow such direction if the trustee determines that such action or proceeding is unlawful or would involve the trustee in personal liability.

     Ocean is required to furnish to the trustee annually a certificate as to the compliance by Ocean with all conditions and covenants under each indenture.

     Discharge and Defeasance. Unless otherwise specified in the applicable prospectus supplement, Ocean may discharge or defease its obligations with respect to each series of debt securities as set forth below.

     Ocean may discharge all of its obligations (except those set forth below) to holders of any series of debt securities issued under either indenture that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or U.S. Government Obligations (as defined in the indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding debt securities of such series and to make any mandatory sinking fund payments thereon when due.

     Unless otherwise provided in the applicable prospectus supplement, Ocean may also discharge at any time all of its obligations (with limited exceptions) to holders of any series of debt securities issued under either indenture ("defeasance") if, among other things:

     - Ocean irrevocably deposits with the trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding debt securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days;

     - such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which Ocean is a party or by which it is bound; and

     - Ocean delivers to the trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of debt securities. Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the indenture relating to the debt securities of such series, since such a result would not occur under current tax law.

     Modification of the Indentures. Each indenture provides that Ocean and the trustee may enter into supplemental indentures without the consent of the holders of the debt securities to:

     - evidence the assumption by a successor entity of the obligations of Ocean or any subsidiary guarantor under the indenture,

     - add covenants or new events of default for the protection of the holders of the debt securities,

     - cure any ambiguity or correct any inconsistency in the applicable indenture,

     - include other provisions that do not adversely affect the interests of the holders,

     - establish the form and terms of debt securities of any series,

     - provide guarantees with respect to the debt securities,

     - evidence the acceptance of appointment by a successor trustee,

     - provide for a release of a subsidiary guarantor in accordance with the terms of the indenture, and

     - secure the debt securities.

     Each indenture also contains provisions permitting Ocean and the applicable trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such indenture or of any supplemental indenture or modify in any manner the rights of the holders of the debt securities of such series; provided that Ocean and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby:

     - extend the stated final maturity of any debt security,

     - reduce the principal amount of any debt security,

     - reduce the rate or extend the time of payment of interest, if any, of any debt security,

     - reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by Ocean,

     - change the coin or currency in which principal, premium, if any, and interest, if any, are payable,

     - reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy,

     - impair or affect the right to institute suit for the enforcement of any payment or repayment of any debt security,

     - if applicable, impair or affect any right of prepayment at the option of the holder, or

     - reduce the percentage in aggregate principal amount of debt securities of any series issued under such indenture, the consent of the holders of which is required for any such modification.

     The senior subordinated indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby.

     Conversion or Exchange Rights. The applicable prospectus supplement relating to any debt securities will state the terms, if any, on which such debt securities are convertible into, or exchangeable for, securities or other property of Ocean or another person.

     Consolidation, Merger, Sale or Conveyance. The indentures provide that Ocean may, without the consent of the holders of debt securities, consolidate with, merge into or transfer, exchange or dispose of all of its properties to, any other person organized under the laws of the United States or any political subdivision thereof or therein, provided that the successor person assumes all obligations of Ocean under the indentures and the debt securities, no default occurs and certain other conditions are met.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior debt securities will be issued under the senior indenture and will rank pari passu with all other unsecured and unsubordinated debt of Ocean. The following provisions will apply to the senior debt securities unless otherwise provided in the applicable prospectus supplement.

     Limitations on Liens. If any series of senior debt securities are issued and outstanding, Ocean and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or guaranteeing any Secured Debt without making effective provision whereby the senior debt securities then outstanding and any other indebtedness then entitled thereto, are secured equally and ratably with all other obligations thereby secured, for as long as any such other obligations shall be so secured. If the secured indebtedness is expressly subordinated to the senior debt securities, the mortgage, security interest, pledge, lien or encumbrance securing such subordinated indebtedness shall be subordinate and junior to the mortgage, security interest, pledge, lien or encumbrance securing the senior debt securities with the same relative priority as such indebtedness shall have with respect to the senior debt securities.

     These restrictions are not applicable to:

     - certain purchase money mortgages,

     - certain mortgages to finance construction on unimproved property,

     - mortgages existing on property at the time of acquisition by Ocean or a Restricted Subsidiary,

     - mortgages existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Restricted Subsidiary,

     - mortgages on property of a corporation existing at the time such corporation is merged or consolidated with Ocean or a Restricted Subsidiary,

     - mortgages in favor of governmental bodies to secure certain payments of indebtedness,

     - mortgages, security interests, pledges, liens or encumbrances existing on property owned by Ocean or any of its Subsidiaries on the date of the applicable indenture,

     - mortgages, security interests, pledges, liens or encumbrances created pursuant to the creation of trusts or other arrangements funded solely with cash or securities of the type customarily subject to such arrangements in customary financial practice with respect to long-term or medium-term indebtedness for borrowed money, the sole purpose of which is to make provision for the retirement or defeasance, without prepayment of indebtedness,

     - mortgages, security interests, pledges, liens or encumbrances securing

      - all or part of the cost of exploring, producing, gathering, processing, marketing, drilling or developing any properties of Ocean or any of its Subsidiaries, or securing indebtedness incurred to provide funds therefor, or

      - indebtedness incurred to finance all or part of the cost of acquiring, constructing, altering, improving or repairing any such property or assets, or securing indebtedness incurred to provide funds therefor; or

     - extensions, renewals or replacements of the foregoing.

     For the purpose of the exceptions described above, the term "mortgage" includes any arrangements in connection with a production payment or similar financing arrangement. Notwithstanding the foregoing restrictions, Ocean and any one or more Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt not otherwise permitted or excepted without equally and ratably securing the senior debt securities of each series issued and outstanding under the senior indenture if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Leaseback Transactions (subject to certain exceptions) does not exceed 10% of Consolidated Net Tangible Assets.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Certain Definitions. Except as provided in an applicable prospectus supplement, the following definitions are applicable to subordinated debt securities.

     "Senior Indebtedness" is defined in the senior subordinated indenture as indebtedness of Ocean outstanding at any time except:

     - any indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such indebtedness is not senior in right of payment to the subordinated debt securities,

     - the subordinated debt securities,

     - any indebtedness of Ocean to a wholly-owned Subsidiary of Ocean,

     - interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against Ocean in a proceeding under federal or state bankruptcy laws, and

     - trade payables.

     "Senior Subordinated Indebtedness" means the subordinated debt securities and any other indebtedness of Ocean that ranks pari passu with the subordinated debt securities. Any indebtedness of Ocean that is subordinate or junior by its terms in right of payment to any other indebtedness of Ocean shall be subordinate to Senior Subordinated Indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such indebtedness is to rank pari passu with other Senior Subordinated Indebtedness and is not subordinated by its terms to any indebtedness of Ocean which is not Senior Indebtedness.

     "Subordinated Indebtedness" means the subordinated debt securities, any other Senior Subordinated Indebtedness and any other Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness.

     Subordination. The subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the senior subordinated indenture, to all Senior Indebtedness of Ocean. The subordinated debt securities will rank senior to all existing and future Indebtedness of Ocean that is neither Senior Indebtedness nor Senior Subordinated Indebtedness. If

     - Ocean should default in the payment of amounts due on any Senior Indebtedness, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, or

     - any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms,

then, upon written notice of such default to Ocean by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of the subordinated debt securities other than those made in capital stock of Ocean (or cash in lieu of fractional shares thereof).

     If any default (other than a default described in the preceding paragraph) under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a "senior nonmonetary default"), then, upon the receipt by Ocean and the trustee of written notice thereof (a "payment notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by Ocean in accordance with the following provisions of this paragraph, Ocean may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "payment blockage period") commencing on the date of receipt of such payment notice and ending on the earlier of (a) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the trustee that such senior nonmonetary default is cured or waived or ceases to exist or the Senior Indebtedness to which such senior nonmonetary default relates is discharged or (b) the 179th day after the date of receipt of such payment notice. Notwithstanding the provisions described in the immediately preceding sentence, Ocean may resume payments on the subordinated debt securities after such payment blockage period.

     If specified bankruptcy events occur with respect to Ocean, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of subordinated debt securities on account of the principal of, premium, if any, or interest, if any, on such subordinated debt securities. Any payment or distribution, whether in cash, securities or other property

(with certain exceptions) that would, but for the subordination provisions, be payable or deliverable in respect of the subordinated debt securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of subordinated debt securities, together with the holders of any obligations of Ocean ranking on a parity with the subordinated debt securities, will be entitled to be repaid from the remaining assets of Ocean the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the subordinated debt securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of Ocean ranking junior to the subordinated debt securities and such other obligations.

     By reason of such subordination, in the event of the insolvency of Ocean, holders of Senior Indebtedness may receive more, ratably, than holders of the subordinated debt securities. This subordination will not prevent the occurrence of any Event of Default (as defined in the indentures) or limit the right of acceleration in respect of the subordinated debt securities.

     Limitations on Liens. If any series of subordinated debt securities is issued and outstanding, Ocean and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or guaranteeing any Secured Debt that is expressly by its terms Subordinated Indebtedness without making effective provision whereby the subordinated debt securities then outstanding and any other indebtedness then entitled thereto, shall be secured equally and ratably with all other obligations thereby secured for as long as any such other obligations shall be so secured. If such Subordinated Indebtedness is expressly subordinated to the subordinated debt securities, the mortgage, security interest, pledge, lien or encumbrance securing such Subordinated Indebtedness shall be subordinate and junior to the mortgage, security interest, pledge, lien or encumbrance securing the subordinated debt securities with the same relative priority as such Subordinated Indebtedness shall have with respect to the subordinated debt securities. The foregoing restrictions are subject to the same exceptions applicable to the comparable restriction on Secured Debt contained in the senior indenture. See "Provisions Applicable Solely to Senior Debt Securities -- Limitation on Liens."

     Limitation on Issuance of Certain Other Subordinated Indebtedness. The senior subordinated indenture provides that Ocean will not issue, guarantee, assume or incur, directly or indirectly, any Indebtedness that by its terms is both subordinate or junior in right of payment to Senior Indebtedness and senior in right of payment to the subordinated debt securities.

DENOMINATIONS, REGISTRATION, TRANSFER AND PAYMENT

     We may issue the debt securities in registered form without coupons or in the form of one or more global securities, as described below under the heading "Global Securities." Unless specified otherwise in a prospectus supplement, we will issue registered securities denominated in U.S. dollars only in denominations of $1,000 or integral multiples of $1,000. Global securities will be issued in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security.

     You may present registered securities for exchange or transfer at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose, without payment of any service charge except for any tax or governmental charge required in connection with such exchange or transfer.

     We will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. We may choose to make any interest payment on a registered security:

     - by check mailed to the address of the holder as such address shall appear in the register; or

     - if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register.

     We will make interest payments to the person in whose name the debt security is registered at the close of business on the day we specify in a prospectus supplement.

GLOBAL SECURITIES

     We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary, that represents the beneficial interests of a number of purchasers of such security. Global securities may be issued only in registered form and in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

     After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with the depositary ("participants"). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

     We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not:

     - be entitled to have the debt securities represented by such global security registered in their names;

     - receive or be entitled to receive physical delivery of such debt securities in definitive form; and

     - be considered the owners or holders of the debt securities. The laws of some States require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.

     Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.

     We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's or its nominee's records. We also expect that payments by participants to owners of beneficial interest in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual debt securities in exchange for such global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.

     Neither we, nor the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and we, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

     The following is based on information furnished to us:

     Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company ("DTC") will act as depositary for securities issued in the form of global securities. Global securities will be issued only as fully-registered securities registered in the name of Cede & Co., which is DTC's nominee. One or more fully-registered global securities will be issued for these securities representing in the aggregate the total number of these securities, and will be deposited with or on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each security, commonly referred to as the beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities issued in the form of global securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in these securities, except if use of the book-entry system for such securities is discontinued.

     DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping accounts of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Any redemption notices need to be sent to DTC. If less than all of the securities of a series or class are being redeemed, DTC's practice is to determine by lot the amount to be redeemed from each participant.

     Although voting with respect to securities issued in the form of global securities is limited to the holders of record, when a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to such securities. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of the securities as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date, identified in a listing attached to the omnibus proxy.

     Payments in respect of securities issued in the form of global securities will be made by the issuer of such securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or EDS, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to DTC are the responsibility of the issuer of the applicable securities, disbursement of such payments to direct participants is the responsibility of DTC, and disbursements of such payments to the beneficial owners is the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as depositary with respect to any securities at any time by giving reasonable notice to the issuer of such securities. If a successor depositary is not obtained, individual security certificates representing such securities are required to be printed and delivered. We, at our option, may decide to discontinue use of the system of book-entry transfers through DTC or a successor depositary.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for its accuracy. We have no responsibility for the performance by DTC or its participants of their obligations as described in this prospectus or under the rules and procedures governing their operations.

TRUSTEES

     We may appoint a separate trustee for any series of debt securities. We may maintain banking and other commercial relationships with any trustee and its affiliates in the ordinary course of business and any trustee may own debt securities and serve as trustee under our other indentures.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                           DESCRIPTION OF GUARANTEES

     Our subsidiary, Ocean Energy, Inc., a Louisiana corporation, may issue a guarantee in connection with any series of debt securities offered as may be described in any prospectus supplement. Each guarantee will be issued pursuant to the applicable indenture. The prospectus supplement for a particular issue of debt securities will describe the terms of the related guarantee, including the following:

     - the series of debt securities to which the guarantee applies;

     - whether the guarantee is secured or unsecured;

     - whether the guarantee is conditional or unconditional;

     - whether the guarantee is senior or subordinate to other guarantees or debt;

     - the terms under which the guarantee may be amended, modified, waived, released or otherwise terminated; and

     - any additional terms of the guarantees.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our certificate of incorporation authorizes the issuance of 520,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

COMMON STOCK

     Dividends. Holders of the common stock may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any preferred stockholders. Additionally, certain of our debt instruments may restrict the payment of cash dividends.

     Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Holders of common stock are not entitled to cumulative voting rights in the election of directors.

     Fully Paid. All outstanding shares of common stock are fully paid and non-assessable.

     Other Rights. Holders of common stock are not entitled to preemptive rights. If we liquidate, dissolve or winds-up our business, either voluntarily or not, holders of common stock will share equally in the assets remaining after we pay our creditors and preferred stockholders.

PREFERRED STOCK

     General. The following sets forth certain general terms and provisions of our authorized preferred stock. Our board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. The applicable prospectus supplement will describe the specific terms of the shares of preferred stock offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those shares of preferred stock. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock.

     Series A Junior Participating Preferred Stock. We have established a series of our preferred stock, the Series A Junior Participating Preferred Stock, of which 1,500,000 shares are authorized but no shares are currently outstanding. The Series A preferred stock could become issuable upon the exercise of rights granted under our stockholder rights plan, if a triggering event occurs as described below.

     Upon issuance, each share of Series A preferred stock would be entitled to a minimum preferential quarterly dividend payment of the greater of $1.00 per share or an aggregate dividend of 100 times the dividend, if any, declared on each share of common stock. In the event of liquidation, the holders of the Series A preferred stock would be entitled to a minimum preferential liquidation payment of $100 per share or an aggregate payment of 100 times the payment, if any, made per share of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A preferred stock would be entitled to receive 100 times the amount, if any, received per share of common stock. The rights of the Series A preferred stock are protected by customary antidilution provisions. Upon issuance, each share of Series A preferred stock would have 100 votes, voting together with the common stock.

     Series B Convertible Preferred Stock. We have established a series of the preferred stock, the Series B convertible preferred stock, of which 50,000 shares are authorized and currently outstanding. The Series B preferred stock has the following principal terms:

     - Rank. The Series B convertible preferred stock ranks senior to the common stock, with respect to dividend distributions and distributions upon our voluntary or involuntary liquidation, dissolution or winding up.

     - Dividends. Holders of each share of Series B convertible preferred stock are entitled to receive cumulative dividends at the rate of $65.00 per annum, payable semi-annually in cash. No dividends may be paid on any common stock or any other equity security that ranks below the Series B convertible preferred stock unless all cumulated and unpaid dividends have been paid on the Series B convertible preferred stock.

     - Voting Rights. The holders of the Series B convertible preferred stock are entitled to vote on all matters on which holders of common stock are entitled to vote. Each holder of Series B convertible preferred stock is entitled to a number of votes equal to the number of shares of common stock into which their Series B convertible preferred stock is convertible as of the record date for such vote. Whenever the holders are entitled to vote as a class, each holder will be entitled to the number of votes equal to the number of shares of common stock into which the Series B convertible preferred stock is convertible as of the record date for such vote. If any Series B convertible preferred stock is outstanding, we may not create a new class or series of stock having a dividend or liquidation preference senior to the Series B convertible preferred stock or amend, alter or repeal our certificate of incorporation in a manner that will adversely affect the rights of the Series B convertible preferred stockholders without the consent of two-thirds of the shares of the Series B convertible preferred stock then outstanding voting as a class.

     - Liquidation Preference. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, holders of the Series B convertible preferred stock will be entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends. This liquidating distribution will be made before any distributions are made on the common stock or any of other equity securities that rank below the Series B convertible preferred stock. If our assets are insufficient to pay such a liquidating distribution on the Series B convertible preferred stock and any other class of capital stock ranking on a parity with the Series B convertible preferred stock in full, the holders of the Series B convertible preferred stock and the other parity securities will share ratably in any such distribution in proportion to the full liquidation preference to which they are entitled.

     - Conversion Rights. The Series B convertible preferred stock is convertible into shares of common stock at the option of the holder, at any time or from time to time. In addition, the Series B convertible preferred stock automatically converts into shares of common stock if, for any 20 consecutive trading days, the closing price of the common stock equals or exceeds the Forced Conversion Price (defined below). The Series B convertible preferred stock will be converted into the number of shares of common stock determined by dividing:

      - the sum of (A) $1,000.00 plus (B) all accrued and unpaid dividends by

      - the Conversion Price in effect on the date of conversion.

     The "Conversion Price" was initially $14.92 and will be subject to adjustment upon the occurrence of certain events, including the issuance of additional common stock or options, rights or warrants to acquire common stock for less than a pre-determined price, the issuance of common stock as a dividend or distribution and a subdivision or combination of the common stock. Before November 10, 2001, the "Forced Conversion Price" will be 175% of the Conversion Price. After November 10, 2001, the Forced Conversion Price will be 150% of the Conversion Price.

     In the case of any reclassification or change of outstanding shares of common stock, any merger or consolidation with any other entity that results in the reclassification or cancellation of outstanding shares of common stock or any sale of all or substantially all of our assets, the Series B convertible preferred stock will be convertible into the kind and amount of securities, cash and other property that the holder of Series B convertible preferred stock would have been entitled to receive had the holder converted their shares into common stock immediately prior to the occurrence of such event.

     - Optional Redemption. We have the option, but will not be required, to redeem shares of the Series B convertible preferred stock for cash. The price of such redemption will be equal to the sum of:

      - the product of (A) the number of shares of common stock into which one share of Series B convertible preferred stock is then convertible and
        (B) the Forced Conversion Price and

      - all accrued and unpaid dividends on such shares of Series B convertible preferred stock.

     - Mandatory Redemption. On November 10, 2018 and on each anniversary thereafter until the Series B convertible preferred stock is fully retired, if:

      - the shares of Series B convertible preferred stock have not been converted or redeemed previously and

      - the closing price of common stock is less than the Conversion Price for a period of 30 consecutive trading days during the preceding year,

      then the holder may redeem for cash the lesser of

      - 20% of the shares of the Series B convertible preferred stock owned by the holder or

      - the number of shares equal to the amount resulting from dividing the holder's pro rata share of Available Cash (defined below) by the redemption price per share.

     The redemption price per share is $1,000.00, plus all accrued and unpaid dividends. We are not required to redeem any Series B convertible preferred stock if the redemption would result in a default under any agreement or obligation by which it is bound. The term "Available Cash" means the lesser of the amount of cash legally available for the redemption of stock by us or the amount of cash, available for the redemption of stock by us without materially disrupting the normal course of our business, as determined in good faith by our board of directors.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     There are provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

     Classified Board of Directors. Our board of directors is divided into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. In addition, directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock entitled to vote in the election of directors. A vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on removing directors and filling vacancies could have the effect of making it more difficult for a third party to acquire, or of discourage a third party from acquiring, control of us.

     Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation eliminates the ability of the common stockholders to act by written consent. Our bylaws further provide that special meetings of stockholders may be called only by the president, chairman of the board of directors or a majority of the board of directors. These provisions could have the effect of delaying until the next annual meeting of stockholders those actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

     Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to our principal executive offices not less than 90 days or more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which we first publicly announces the date of the annual meeting. The bylaws also require that a stockholder's notice seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders contain certain specific information. Further, nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of the board of directors or
(2) by any stockholder who is entitled to vote at the meeting and upon such election and who complies with the notice procedures provided that the board of directors has determined that directors shall be elected at such meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or at a special meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without approval of the holders of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

STOCK EXCHANGE LISTING

     Our common stock is listed on the NYSE under the symbol "OEI."

TRANSFER AGENT

     The transfer agent for our common stock is Equiserve Trust Company, N.A.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do so, we may issue receipts for depositary shares that each represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the "Bank Depositary"). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized some common provisions of a depositary agreement and the related depositary receipts. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time we issue depositary shares, and you should read those documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder's depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF BANK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

     Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF BANK DEPOSITARY

     The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. The successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

                            DESCRIPTION OF WARRANTS

GENERAL DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

DEBT WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue debt securities will describe the terms of those warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the debt securities purchasable upon exercise of the warrants;

     - if applicable, the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;

     - if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;

     - the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

     - the dates on which the right to exercise the warrants will commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

     - information relating to book-entry procedures, if any;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - anti-dilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

STOCK WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue common stock or preferred stock will describe the terms of the common stock warrants and preferred stock warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the common stock or preferred stock that maybe purchased upon exercise of the warrants;

     - if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

     - if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

     - the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

     - the dates on which the right to exercise the warrants commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - antidilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

     Until you exercise your warrants to purchase our debt securities, preferred stock, or common stock, you will not have any rights as a holder of our debt securities, preferred stock, or common stock, as the case may be, by virtue of your ownership of warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as "stock purchase contracts." The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the securities under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units, which will be filed with the SEC each time we issue stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and stockholders, in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

     - the terms of the offering;

     - the names of any underwriters or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price or initial public offering price of the securities;

     - the net proceeds from the sale of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

     If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

REMARKETING ARRANGEMENTS

     Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us or the trusts at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, or another counsel named in the prospectus supplement, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements of Ocean Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and for the years then ended, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Ocean Energy, Inc. for the year ended December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in accounting and auditing in giving said report.

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                                  $350,000,000

                              [OCEAN ENERGY LOGO]

                               OCEAN ENERGY, INC.

                              % SENIOR NOTES DUE 2007
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                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER   , 2002

                             ---------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.

                             ---------------------

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